EXHIBIT 99.1

August 23, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

During our call last week, I expressed concern about Codorus Valley Bancorp, Inc.’s (“CVLY” or the “Corporation”) corporate governance practices. My recollection is that, in response to my concern, Cindy lauded CVLY’s corporate governance practices, albeit without giving any specifics as to why they might be considered laudatory. From a shareholder’s perspective, the fact that Larry Miller has served as a CEO for more than thirty-five years despite producing unimpressive (at best) shareholder returns seems to be clear evidence that CVLY’s board of directors (the “Board”) is has entirely abdicated its responsibility to hold Mr. Miller accountable for CVLY’s performance. In addition, the excessive turnover of CVLY’s senior management (which I have detailed before) strongly suggests that the Board has been lax in overseeing Mr. Miller and monitoring risks relating to reputation and human capital.

Nevertheless, given Cindy’s apparent satisfaction with CVLY’s corporate governance, I began to compare CVLY’s policies and practices to current norms and expectations regarding corporate governance, starting with Mr. Miler’s combined role as both CEO and Chairman of the Board. While some there may be some exceptions, it seems clear that most investors and proxy advisors prefer to separate the roles of Chairman and CEO. Per proxy advisor Glass-Lewis:

It can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board.

A CEO should set the strategic course for the company, with the board’s approval, and the board should enable the CEO to carry out the CEO’s vision for accomplishing the board’s objectives. Failure to achieve the board’s objectives should lead the board to replace that CEO with someone in whom the board has confidence.

Likewise, an independent chair can better oversee executives and set a pro-shareholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for shareholders allows for a more proactive and effective board of directors that is better able to look out for the interests of shareholders.

Further, it is the board’s responsibility to select a chief executive who can best serve a company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled. Such a replacement becomes more difficult and happens less frequently when the chief executive is also in the position of overseeing the board.1

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1 2021 Proxy Voting Guidelines available at https://www.glasslewis.com/wp-content/uploads/2020/11/US-Voting-Guidelines-GL.pdf?hsCtaTracking=7c712e31-24fb-4a3a-b396-9e8568fa0685%7C86255695-f1f4-47cb-8dc0-e919a9a5cf5b.

250 Park Avenue

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New York, NY 10177

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Strangely enough, though, the Board once agreed with this rationale. For instance, CVLY’s 2013 proxy statement states:

The Corporation’s senior leadership is currently shared between the President and Chief Executive Officer and the Chairman of the Board. Historically, the positions of President and Chief Executive Officer of the Corporation and Chairman of the Board have been held by separate individuals. Our Board believes that having an independent, non-employee director serve as Chairman continues to be the appropriate leadership structure for our Corporation at this time because it allows our President and Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead our Board in its fundamental role of providing advice to, and independent oversight of, our executive management team. In making this determination, our Board recognizes the time, effort and energy that the President and Chief Executive Officer is required to devote to his position in the current business and regulatory environment, particularly as the Board’s oversight responsibilities continue to grow.2

However, as of August 11, 2015, Mr. Miller (then and now the President and CEO of the Corporation) was appointed as Chairman of the Board, which seems to have been a clear repudiation of the stated need for “independent oversight of [the] executive management team.”3 Discussing this change in sentiment, CVLY’s 2016 proxy statement provides that appointing Mr. Miller as Chairman “will ensure that management is aligned with the Board.”4

The role of the Board is not to be aligned with management, but to oversee management and, as the Board had previously recognized, separating the roles of CEO and Chairman helps ensure “independent oversight of [the] executive management team.” As noted in Bank Director:

The roles of management and the board are very different. Management runs the company while the board provides oversight and — hopefully — holds the management team accountable for its performance. Remember, the CEO works for the board. The board does not work for the CEO — but when the CEO is also the chair, it kind of does.5

From August 11, 2015, the day Mr. Miller was appointed Chairman through July 6, 2021, the date Driver filed its initial Schedule 13D, CVLY’s total shareholder return (“TSR”) has dramatically lagged industry indexes:

	CVLY	S&P U.S. BMI Banks Index	Dow Jones U.S. Micro Cap Banks Index
TSR 8/11/2015 to 7/6/2021	44.20%	79.73%	93.79%

Source: S&P Capital IQ

Based on the above performance, it seems obvious that the Corporation and its shareholders would benefit from more “independent oversight” of, and less “align[ment] with” CVLY’s management. It is time for the Board to again separate the roles of CEO and Chairman, reinstate independent oversight of the executive management team and hold Mr. Miller accountable for years of underperformance.

#oversightnotalignment

Very truly yours,

By:	/s/ J. Abbott R. Cooper

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2 https://www.sec.gov/Archives/edgar/data/0000806279/000089710114000457/codorus141206_def14a.htm

3 https://www.sec.gov/Archives/edgar/data/806279/000089710115001074/codorus152834_8k.htm

4 https://www.sec.gov/Archives/edgar/data/0000806279/000089710116002098/codorus161100_def14a.htm

5 https://www.bankdirector.com/committees/governance/the-case-for-appointing-an-independent-chair/

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